SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 17, 2004

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Enclosures: A press release dated November 16, 2004 announcing that Hynix and STMicroelectronics have signed a joint-venture agreement to build a front-end memory manufacturing plant in China.

PR No. C1558H

Hynix and STMicroelectronics to Build World-Class Front-End Memory Manufacturing Plant in China

Leading-edge facility, which will include 8-in. and 12-in manufacturing lines, positions both companies to better serve their worldwide customer base and more effectively penetrate the Chinese market

Geneva and Seoul - November 16, 2004 -  STMicroelectronics (NYSE: STM) and Hynix Semiconductor (Bloomberg: 000660 KS), among the world's largest semiconductor manufacturers, announced today the signing of a joint-venture agreement to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. To be dedicated to DRAM and NAND Flash production, the new fab will be especially beneficial for Hynix's stable DRAM production growth and for ST to build up its NAND Flash capacity. The joint venture is also a logical extension of the successful NAND Flash process/product development and manufacturing relationship between the companies.

Selected for its convenience and proximity to Shanghai, Wuxi City offers a skilled labor pool and a robust infrastructure. Construction of the leading-edge fab, with a clean-room space of more than 18,000 square meters, is slated to begin early in 2005. When complete, the fab will employ approximately 1,500 people and will initially feature two manufacturing lines offering state-of-the-art technology:  an 8-in. wafer line is scheduled to begin volume production in 2006 while a 12-in. wafer line will begin volume production in 2007. Each line will produce, at capacity, 20,000 wafers per month. This new fab will supplement the leading-edge capabilities of both companies while providing both with highly cost-competitive manufacturing capacity and better access to the rapidly growing Chinese market.

The Chinese market is currently 14% of the worldwide semiconductor market and is expected to achieve a compound annual growth rate of more than 20% between 2003 and 2008; already, China accounts for approximately US$1.5 billion of ST's sales. Thanks to ST's comprehensive Flash product portfolio (including 1-Gbyte NAND Flash ICs), in particular for the Telecom market, ST's memory sales are growing rapidly in China. A significant portion of Hynix's sales is from China, attributable to Hynix’s strong brand power which has been built up over many years.

“This world-class fab contributes to positioning ST as a complete solution provider, in particular in the Telecom and Consumer markets, with its ability to offer memory, multimedia processor, and system solutions in single packages. ST is showing not only its ability to offer complex system-on-chip and dedicated solutions, but also leading-edge and cost-competitive products in volume to a wide customer base,” said Carlo Bozotti, Corporate Vice President of STMicroelectronics’ Memory Products Group.

“With this agreement ST’s relationship with Hynix rises to a full-blown industrial partnership, encompassing significant joint financial commitments,” added Pasquale Pistorio, President and CEO of STMicroelectronics.

“Hynix is glad to extend the partnership with ST in building a world-class manufacturing plant in China . Hynix believes this alliance will be mutually beneficial for each company’s long-term growth. Having completed its business restructuring through the sale of its non-memory operations, and achieving record high profits in 2004, Hynix plans to extend its position in the memory market with the planned fab in China and through diversifying its product portfolio, which includes main memory for high-performance servers, graphics memory, mobile memory, consumer-application memory, and NAND Flash memory,” said Eui-Jei Woo, Chairman and CEO of Hynix Semiconductor Inc.

The joint-venture will strengthen Hynix’s competitiveness as the company will be able to secure 300mm manufacturing facilities, and resolve the existing and potential trade issues. The joint-venture also assures STMicroelectronics of access to cost-competitive DRAM products and technology that ST can use in new designs and have manufactured to suit particular customer requirements.

The total investment planned for the project is US$2 billion. It will be financed with equity from both partners (Hynix 67%, ST 33%), US$250M of long-term debt from ST, as well as a financing package from Chinese local financial institutions, which will involve debt and a long leasehold. ST and Hynix are in the process of securing the required governmental approvals and financing package. In 2005, the equity investment from ST and Hynix is expected to reach around US$375 million, split on a 1/3 - 2/3 basis.

About Hynix Semiconductor Inc.
Hynix Semiconductor Inc. (“HSI”) of Ichon, Korea, is the world’s top tier memory semiconductor supplier offering Dynamic Random Access Memory chips (“DRAMs”), Static Random Access Memory chips (“SRAMs”), and Flash memory chips to a wide range of established, international customers. The Company’s shares are traded on the Korea Stock Exchange, and the Global Depositary Shares are listed on the Luxembourg Stock Exchange. Further information about Hynix is available at www.hynix.com.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company’s net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

Notes for Editors

NAND Flash and DRAM (Dynamic Random Access Memory) are two different kinds of semiconductor memories useful for storing information in electronic products. DRAM, which is common in PCs, is a volatile memory whose ability to save information depends on power continuously being applied to the memory. DRAMs, in conjunction with Flash memories, are now becoming a key memory component in mobile terminals. In contrast, Flash memory is a type of non-volatile memory. Flash is commonly used in digital applications, such as cellular phones and digital cameras, which need to retain data, even when power is removed.

Flash comes in two major flavors: NAND and NOR, which differ in process architecture and some of their electrical and operational properties. Because NAND Flash has a faster programming throughput, it is better suited to applications like digital cameras, where large quantities of image data need to be written quickly. In contrast, NOR Flash, with its faster random read-access time, is better suited to applications where program data occupies most of the memory space.

For further information, please contact:

Media Relations	Investor Relations

Maria Grazia Prestini Director, Corporate Media Relations STMicroelectronics Tel: +41.22.929.6945	Benoit de Leusse Director, Investor Relations STMicroelectronics Tel: +41.22.929.5812	Fabrizio Rossini Senior Manager, Investor Relations STMicroelectronics Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey Financial Dynamics Paris Tel: +33.1.47.03.68.10	Nancy Levain LT Value Tel: +33.01.55.27.15.88

For Hynix -

CORPORATE COMMUNICATIONS
Ah-Young Kim
Hynix Semiconductors
Manager, Corporate Communications
Phone: +82.2.3459.5355
Fax: +82.2.3459.5333
Email: ahyoung.kim@hynix.com

INVESTOR RELATIONS
Jungsoo (James) Kim Hynix Semiconductors Director, Investor Relations Tel: +82.2.3459.5920 Fax: +82.2.3459.3647 Email: jamess.kim@hynix.com	Keunyook (Kevin) Lee Hynix Semiconductors Sr. Manager, Investor Relations Tel: +82.2.3459.5532 Fax: +82.2.3459.3647 Email: Keunyook.lee@hynix.com	Mina Cho Hynix Semiconductors Manager, Investor Relations Tel: +82.2.3459.3644 Fax: +82.2.3459.3647 Email: minacho@hynix.com

Chunjae Ko
Hynix Semiconductors
Manager, Investor Relations
Tel: +82.2.3459.3641
Fax: +82.2.3459.3647
Email: chunjae.ko@hynix.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 17, 2004		By: /s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

Enclosures: A press release dated November 16, 2004 announcing that Hynix and STMicroelectronics have signed a joint-venture agreement to build a front-end memory manufacturing plant in China.